U Power Limited

November 6, 2024

VIA EDGAR

Ms. Jenny O’Shanick

Division of Corporation Finance

U.S. Securities & Exchange Commission

Re:	U Power Limited
Registration Statement on Form F-3 File No. 333-282901

Dear Ms. Jenny O’Shanick:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, U Power Limited hereby requests that the effectiveness of the above-referenced Registration Statement, be accelerated, so that the Registration Statement will become effective at 4:30 pm, Eastern Time, on November 8, 2024, or as soon thereafter as practicable.

Very truly yours,

U Power Limited

By:	/s/ Jia Li
	Name:	Jia Li
	Title:	Chief Executive Officer and Chairman of the Board of Directors